SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SentinelOne, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)
81730H 10 9
(CUSIP Number)
Andrew Prodromos
Deputy General Counsel and Chief Compliance Officer
Insight Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
(212) 230-9200

With a copy to:
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 9, 2021
(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,734,225 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,734,225 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,734,225 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,902,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,902,253 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,902,253 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,495,815 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,495,815 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,495,815 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Partners X (Co-Investors), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 374,372 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 374,372 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,372 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,221,222 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,221,222 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,222 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners (Cayman) XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,337,912 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,337,912 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,912 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners (Delaware) XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 170,827 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 170,827 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,827 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,335 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,335 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,335 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners XI (Co-Investors) (B), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,028 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,028 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,028 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners (EU) XI, S.C.Sp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 158,685 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 158,685 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,685 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,734 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,734 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,734 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X (Cayman) Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,492 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,492 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,492 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X (Delaware) Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,140 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,140 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,190 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,190 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,190 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Associates X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,506,665 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,506,665 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,506,665 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Venture Associates X, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,506,665 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,506,665 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,506,665 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates XI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,778,324 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,778,324 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,324 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates XI, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,778,324 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,778,324 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,324 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates (EU) XI, S.a.r.l.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 158,685 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 158,685 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,685 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates Fund X Follow-On, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,556 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,556 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,556 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Associates Fund X Follow-On, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 202,556 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 202,556 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,556 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Item 5.

SCHEDULE 13D
CUSIP No. 81730H 10 9

1		NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,646,230 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,646,230 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,646,230 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO
(1)	See Item 5.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed on behalf of the Reporting Persons (as defined below) with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of SentinelOne, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2021 (the “Schedule 13D”) on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”): (i) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“IVP X”); (ii) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman X”); (iii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership (“IVP Delaware X”); (iv) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors X” and, together with IVP X, IVP Cayman X and IVP Delaware X, the “IVP X Funds”); (v) Insight Partners XI, L.P., a Cayman Islands exempted limited partnership (“IP XI”); (vi) Insight Partners (Cayman) XI, L.P., a Cayman Islands exempted limited partnership (“IP Cayman XI”); (vii) Insight Partners (Delaware) XI, L.P., a Delaware limited partnership (“IP Delaware XI”); (viii) Insight Partners XI (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IP Co-Investors XI”); (ix) Insight Partners XI (Co-Investors) (B), L.P., a Cayman Islands exempted limited partnership (“IP Co-Investors B XI”); (x) Insight Partners (EU) XI, S.C.Sp., a Luxembourg special limited partnership (“IP EU XI” and, together with IP XI, IP Cayman XI, IP Delaware XI, IP Co-Investors XI and IP Co-Investors B XI, the “IP XI Funds”); (xi) Insight Partners Fund X Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X FOF”); (xii) Insight Partners Fund X (Cayman) Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X Cayman FOF”); (xiii) Insight Partners Fund X (Delaware) Follow-On Fund, L.P., a Delaware limited partnership (“IP X Delaware FOF”); (xiv) Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P., a Cayman Islands exempted limited partnership (“IP X Co-Investors FOF” and, together with IP X FOF, IP X Cayman FOF and IP X Delaware FOF, the “IP X FOF Funds”); (xv) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership (“IVA X”); (xvi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company (“IVA X Ltd”); (xvii) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership (“IA XI”); (xviii) Insight Associates XI, Ltd., a Cayman Islands exempted company (“IA XI Ltd”); (xix) Insight Associates (EU) XI, S.a.r.l., a Luxembourg limited liability company (“IA EU XI”); (xx) Insight Associates Fund X Follow-On, L.P., a Cayman Islands exempted limited partnership (“IA X FOF”); (xxi) Insight Associates Fund X Follow-On, Ltd., a Cayman Islands exempted company (“IA X FOF Ltd”); and (xxii) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).  This Amendment No. 1 is being filed to reflect changes in the number of issued and outstanding shares of the Issuer’s Class A Common Stock as reported in the Issuer’s quarterly report for the quarterly period ended October 31, 2021, as filed with the SEC on December 9, 2021 (the “10-Q”).

This Amendment No. 1 is being filed to amend Item 5 and Item 6 of the Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are amended as follows:

On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Reporting Person	Shares of Class A Common Stock	Shares of Class B Common Stock (1)	Percentage of Class A Common Stock (2)(3)
Insight Venture Partners X, L.P.	1,573,422	14,160,803	9.50%
Insight Venture Partners (Cayman) X, L.P.	1,290,225	11,612,028	7.80%
Insight Venture Partners (Delaware) X, L.P.	249,581	2,246,234	1.50%
Insight Venture Partners X (Co-Investors), L.P.	37,437	336,935	0.20%
Insight Partners XI, L.P.	122,122	1,099,100	0.70%
Insight Partners (Cayman) XI, L.P.	133,791	1,204,121	0.80%
Insight Partners (Delaware) XI, L.P.	17,082	153,745	0.10%
Insight Partners XI (Co-Investors), L.P.	2,033	18,302	0.00%
Insight Partners XI (Co-Investors) (B), L.P.	2,802	25,226	0.00%
Insight Partners (EU) XI, S.C.Sp.	15,868	142,817	0.10%
Insight Partners Fund X Follow-On Fund, L.P.	84,734	-	0.1%
Insight Partners Fund X (Cayman) Follow-On Fund, L.P.	106,492	-	0.1%
Insight Partners Fund X (Delaware) Follow-On Fund, L.P.	4,140	-	0.0%
Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.	7,190	-	0.0%
Insight Venture Associates X, L.P.	3,150,665	28,356,000	19.0%
Insight Venture Associates X, Ltd.	3,150,665	28,356,000	19.0%
Insight Associates XI, L.P.	277,830	2,500,494	1.7%
Insight Associates XI, Ltd.	277,830	2,500,494	1.7%
Insight Associates (EU) XI, S.a.r.l.	15,868	142,817	0.1%
Insight Associates Fund X Follow-On, L.P.	202,556	-	0.1%
Insight Associates Fund X Follow-On, Ltd.	202,556	-	0.1%
Insight Holdings Group, LLC	3,646,919	30,999,311	20.9%

(1)
Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B Common Stock, (ii) seven years from the effective date of the IPO (as defined in the Schedule 13D), (iii) the first date following the IPO on which the number of shares of outstanding Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) held by Tomer Weingarten, including certain entities that Mr. Weingarten controls, is less than 25% of the number of shares of Class B Common Stock (including shares of Class B Common Stock subject to outstanding stock options) that Mr. Weingarten originally held as of the date of the IPO, (iv) the date fixed by the Issuer’s board of directors (the “Board”), following the first date following the completion of the IPO when Mr. Weingarten is no longer providing services to the Issuer as an officer, employee, consultant or member of the Board, (v) the date fixed by the Board following the date, if applicable, on which Mr. Weingarten is terminated for cause, as defined in the Issuer’s restated certificate of incorporation, and (vi) the date that is 12 months after the death or disability, as defined in the Issuer’s restated certificate of incorporation, of Mr. Weingarten.

(2)
Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person, by (b) the sum of (i) 134,523,732 shares of Class A Common Stock outstanding as of November 30, 2021, as reported in the 10-Q, and (ii) the number of shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Person(s) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose hereof.

(3)
The Class B Common Stock has 20 votes per share, and the Class A Common Stock has one vote per share.  The percentage ownership of the Reporting Person reported herein does not give effect to the 20 votes per share of Class B Common Stock because the shares of Class B Common Stock are treated as converted into Class A Common Stock for the purpose hereof.

On the date hereof, the Reporting Persons beneficially own an aggregate of 3,646,919 shares of Class A Common Stock and 30,999,311 shares of Class B Common Stock, which represent approximately 20.9% of the Class A Common Stock outstanding (calculated in accordance with footnote (2) above).  If all outstanding shares of Class B Common Stock (as reported in the 10-Q) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own approximately 13.0% of the shares of Class A Common Stock deemed outstanding.

Each of the Reporting Persons shares voting and dispositive power over the shares of Class A Common Stock and Class B Common Stock held directly by the IVP X Funds, IP XI Funds and IP X FOF Funds.

Each of Holdings, IVA X Ltd, IA XI Ltd, IA X FOF Ltd, IVA X, IA XI, IA EU XI and IA X FOF expressly declares that nothing herein shall be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered hereby.

To the Reporting Persons’ knowledge, no shares of Class A Common Stock or Class B Common Stock are beneficially owned by any Scheduled Person (as defined in the Schedule 13D).

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended as follows:

Certain of the Reporting Persons are party to the following contracts with respect to the securities of the Issuer:

Lock-Up Agreements

In connection with the IPO, the IVP X Funds, IP XI Funds and IP X FOF Funds entered into Lock-Up Agreements with the underwriters pursuant to which such Reporting Persons, with limited exceptions, agreed to not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, or their representatives, transfer shares of common stock of the Issuer, including any hedging transactions, during the period ending on the earlier of (i) the opening of trading on the second trading day immediately following the Issuer’s public release of earnings for the third quarter of fiscal 2022 and (ii) the date that is 180 days after the date of the Prospectus (as defined in the Schedule 13D).

Following the Issuer’s public release of its quarterly financial results for the third quarter of its fiscal year ending January 31, 2022, as reported in the Issuer’s current report on Form 8-K, as filed with the SEC on December 7, 2021 (the “8-K”), immediately prior to the opening of trading on December 9, 2021, the transfer restrictions to which the shares of the Issuer’s common stock were subject under the Lock-Up Agreements expired and such shares became eligible for sale, subject to the restrictions described in Item 8.01 of the 8-K, incorporated herein by reference.

The foregoing description of the Lock-Up Agreements is a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit 7.2 herewith and incorporated by reference herein.

Investors’ Rights Agreement

Pursuant to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of October 28, 2020, by and among the Issuer, the IVP X Funds, the IP XI Funds and certain other holders listed therein (the “Investors’ Rights Agreement”), such Reporting Persons are entitled to certain registration rights in connection with the resale of the shares of capital stock of the Issuer owned or acquired by such Reporting Persons (the “Registerable Securities”), including customary demand registration rights, piggy-back registration rights and a re-sale shelf-registration statement covering the Registerable Securities.

The foregoing description of the Investors’ Rights Agreement is a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as Exhibit 7.3 herewith and incorporated by reference herein.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.1
Joint Filing Agreement, dated July 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed on behalf of the Reporting Persons with the SEC on July 12, 2021).

Exhibit 7.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 2 to Form S-1 filed by the Issuer with the SEC on June 28, 2021).
Exhibit 7.3
Amended and Restated Investors’ Rights Agreement among SentinelOne, Inc. and certain holders of its capital stock, dated October 28, 2020 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to Form S-1 filed by the Issuer with the SEC on June 28, 2021).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2021
INSIGHT VENTURE PARTNERS X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.
By: Insight Venture Associates X, L.P., its general partner
By: Insight Venture Associates X, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS (CAYMAN) XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS (DELAWARE) XI, L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS XI (CO-INVESTORS), L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.
By: Insight Associates XI, L.P., its general partner
By: Insight Associates XI, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021	INSIGHT PARTNERS (EU) XI, S.C.SP. By: Insight Associates (EU) XI, S.a.r.l., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021
INSIGHT PARTNERS FUND X FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS FUND X (CAYMAN) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS FUND X (DELAWARE) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021
INSIGHT PARTNERS FUND X (CO-INVESTORS) FOLLOW-ON FUND, L.P.
By: Insight Associates Fund X Follow-On, L.P., its general partner
By: Insight Associates Fund X Follow-On, Ltd., its general partner

By:   ______/s/ Andrew Prodromos_______
Name: Andrew Prodromos
Title: Authorized Officer

Dated: December 15, 2021	INSIGHT VENTURE ASSOCIATES X, L.P. By: Insight Venture Associates X, Ltd., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT VENTURE ASSOCIATES X, LTD. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT ASSOCIATES XI, L.P. By: Insight Associates XI, Ltd., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT ASSOCIATES XI, LTD. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT ASSOCIATES (EU) XI, S.A.R.L. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT ASSOCIATES FUND X FOLLOW-ON, L.P. By: Insight Associates Fund X Follow-On, Ltd., its general partner By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT ASSOCIATES FUND X FOLLOW-ON, LTD. By: ______/s/ Andrew Prodromos_______ Name: Andrew Prodromos Title: Authorized Officer
Dated: December 15, 2021	INSIGHT HOLDINGS GROUP, LLC By: ___/s/ Andrew Prodromos______ Name: Andrew Prodromos Title: Attorney-in-Fact